UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Good Harbor Partners Acquisition Corp.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

382094 209
(CUSIP Number)

HCFP Brenner Holdings, LLC 888 Seventh Avenue, 9th Floor New York, NY 10106 (212) 707-0418
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Greenberg Traurig, LLP
1750 Tysons Boulevard
Suite 1200
McLean, Virginia 22102
Attention: Mark Wishner, Esq.
(703) 749-1300

October 23, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382094 209

1.	Names of Reporting Persons HCFP Brenner Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,200,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.2% (1)

14.	Type of Reporting Person (See Instructions) OO
(1) Based on 5,950,100 shares of common stock outstanding as of October 24, 2008.

CUSIP No. 382094 209

1.	Names of Reporting Persons Steven D. Shaffer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,200,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.2% (1)

14.	Type of Reporting Person (See Instructions) IN
(1) Based on 5,950,100 shares of common stock outstanding as of October 24, 2008.

CUSIP No. 382094 209

1.	Names of Reporting Persons Ira Scott Greenspan

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,200,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,200,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.2% (1)

14.	Type of Reporting Person (See Instructions) IN
(1) Based on 5,950,100 shares of common stock outstanding as of October 24, 2008.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $.0001 per share (“Common Stock”), of Good Harbor Partners Acquisition Corp, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 79 Byron Road, Weston, MA 02493.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

HCFP Brenner Holdings, LLC (“HCFP”),

Steven D. Shaffer, and

Ira Scott Greenspan.

HCFP, Steven D. Shaffer and Ira Scott Greenspan are collectively referred to herein as the “Reporting Persons.” The Reporting Persons may be deemed to constitute a “group” for purpose of Section 13(d)(3) of the Exchange Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

This Schedule 13D relates to 1,200,000 shares of Common Stock held by HCFP (the “Shares”). As managing members of HCFP, Steven D. Shaffer and Ira Scott Greenspan share voting and dispositive power over the securities held by HCFP.

The business address of the Reporting Persons is 888 Seventh Avenue, 9th Floor, New York, NY 10106.

During the past five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person identified in response to this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Steven D. Shaffer and Ira Scott Greenspan are each citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On June 13, 2008, the Issuer issued a promissory note in the amount of $60,000 (the “Note”) to HCFP, pursuant to which HCFP may convert the unpaid balance of the Note into shares of Common Stock at a conversion price equal to $0.05 per share at any time prior to the payment in full of the entire balance of the Note. On October 23, 2008, HCFP converted the entire balance of Note to 1,200,000 shares of the Common Stock at a purchase price of $0.05 per share.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Shares for investment purposes.  The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire additional shares.  The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and, take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the shares of Common Stock which the Reporting Persons now own or may hereafter acquire.

At the date of this Statement, the Reporting Persons have no plans or proposals which would result in:

(a)         The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)         An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)         A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)         Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors;
(e)         Any material change in the present capitalization or dividend policy of the Issuer;
(f)          Any other material change in the Issuer’s business or corporate structure;
(g)         Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)         Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i)          A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j)          Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer

As of the date of this report, as managing members of HCFP, each of Steven D. Shaffer and Ira Scott Greenspan may be deemed to be the beneficial owner of the Shares, which represent approximately 20.2% of Common Stock outstanding as of October 24, 2008. Each of Steven D. Shaffer and Ira Scott Greenspan have the power to vote or direct the vote of, and/or power to dispose or direct the disposition of the Shares held, or deemed to be held, by HCFP. Each of Steven D. Shaffer and Ira Scott Greenspan disclaim beneficial ownership of the Shares held, or deemed to be held, by HCFP except to the extent of his pecuniary interest therein.

All of the percentages calculated in this statement are based upon an aggregate of 5,950,100 shares of Common Stock outstanding as of October 24, 2008.

There have been no transactions in the securities of the Issuer by the Reporting Person in the 60 days immediately preceding the date of this report.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Note set forth in Item 3 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 1. Promissory Note issued by Good Harbor Partners Acquisition Corp. to HCFP Brenner Holdings, LLC dated June 13, 2008 (included as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on October 24, 2008, and incorporated herein by reference).
Exhibit 2. Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 31, 2008
HCFP BRENNER HOLDINGS, LLC
By: /s/ Steven D. Shaffer
Name: Steven D. Shaffer
Title/Position: Managing Member

/s/ Steven D. Shaffer Steven D. Shaffer

/s/ Ira Scott Greenspan Ira Scott Greenspan

Exhibit 2

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, each of the undersigned hereby agree that only one statement containing the information required by Schedule 13D need to be filed with respect to the ownership by each of the undersigned of shares of stock of Good Harbor Partners Acquisition Corp. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: October 31, 2008

HCFP BRENNER HOLDINGS, LLC
By: /s/ Steven D. Shaffer
Steven D. Shaffer, Managing Member

/s/ Steven D. Shaffer Steven D. Shaffer

/s/ Ira Scott Greenspan Ira Scott Greenspan